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                                                                     EXHIBIT L.3





                              [FORM OF TAX OPINION]



__________, 1999


Nuveen Dividend Advantage Municipal Fund
333 West Wacker Drive
Chicago, Illinois 60606

Ladies and Gentlemen:

You have asked us to provide our opinion that the manner in which Nuveen Dividend Advantage Municipal Fund, a Massachusetts business trust (the "Fund"), intends to allocate items of tax exempt income, net capital gain and other taxable income, if any, between common shares and Municipal Auction Rate Cumulative Preferred Shares ("MuniPreferred"), Series M, T, and TH, will be respected for federal income tax purposes.

In connection with this opinion, we have examined portions of the Form N-2 including the Prospectus, Statement of Additional Information, and the Statement Establishing and Fixing the Rights and Preferences of the Municipal Auction Rate Cumulative Preferred Shares relating to Series M, T, and TH of the Fund, as filed by the Fund with the Securities and Exchange Commission on ___________, 1999, and such other documents and materials as we have deemed necessary or appropriate in order to enable us to render our opinion.

In providing our opinion, we have assumed that (1) the Fund will be operated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and in the manner described in the documents comprising the Form N-2 referred to above, (2) distributions to the holders of the Fund's common shares and MuniPreferred shares shall be in accordance with the descriptions set forth in the Form N-2 (the "Methodology"), and (3) the Fund's common shares and each class of its MuniPreferred shares will be treated as a separate class of shares under Massachusetts law. We have also relied upon certain representations you have made to us concerning the Fund's MuniPreferred shares and the Methodology in a letter dated _________, 1999.

This opinion is based upon the Code, United States Treasury regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service (the "Service"), all as in effect on the date hereof. There can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

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VEDDER PRICE

Nuveen Dividend Advantage Municipal Fund
[DATE]
Page 2

Revenue Ruling 89-81, 1989-1 C.B. 226, sets forth the position of the Service that if a regulated investment company has two or more classes of shares and it designates the dividends that it pays on one class as consisting of more than that class proportionate share of a particular type of income, the designations are not effective for federal tax purposes to the extent that they exceed the class proportionate share of that type of income.

The description of the Fund's method of making distributions to its shareholders of net tax exempt interest, net capital gain and other taxable income as set forth in the Form N-2 provides that to the fullest extent practicable, such types of income will be allocated between its common shares and MuniPreferred shares in proportion to the total dividends paid to each class for that year. The detailed description in the Methodology referred to above is designed to accomplish the Fund's proportionate distribution plan.

Based on the foregoing discussion and assumptions, and on your letter containing representations concerning the MuniPreferred shares and the Methodology, it is our opinion that the manner in which the Fund intends to allocate items of tax-exempt income, net capital gain and other income, if any, between common shares and MuniPreferred shares, Series M, T, and TH, will be respected for federal income tax purposes. It should be noted, however, that we are aware of no legal precedent directly on point and, therefore, the Service could disagree with our opinion. We believe that if the Service challenged the Fund=s allocations under Revenue Ruling 89-81, the Fund should prevail.

Our opinion is limited to those federal income tax issues specifically considered herein and is addressed to and are only for the benefit of the Fund. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

                                      Very truly yours,



                                      VEDDER, PRICE, KAUFMAN & KAMMHOLZ